Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 2 to Registration Statement of Spectaire Holdings Inc. on Form S-1 (File No. 333-276179) of our report dated March 27, 2023, with respect to our audits of the financial statements of Perception Capital Corp. II as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 21, 2021 (inception) through December 31, 2021, which includes an explanatory paragraph as to Perception Capital Corp. II’s ability to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Tampa, FL

February 12, 2024